Exhibit 19.1

POLICY STATEMENT
Subject: Insider Trading	Date Issued: February 16, 2017 Date Amended: May 21, 2019 Date Amended: April 28, 2022 Date Amended: February 24, 2023 Date Amended: February 20, 2026
Approved by: Board of Directors Date: February 24, 2026	Distribution: All Employees

U.S. securities laws make it illegal to trade in the securities of BRC Group Holdings, Inc. (together with its subsidiaries, “B. Riley” or the “Company”) while in the possession of material nonpublic information about the Company. It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information.

Insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company (except to the extent providing such information is necessary for such person to fulfill the responsibilities of his or her job). The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee of the Company and to any securities of the Company (including common stock, depositary shares representing preferred stock, and bonds) or any other companies, including the Company’s business partners, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.

B. Riley has adopted this Policy both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of insider trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company.

This Policy describes the standards of the Company on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of material non-public information. This Policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company and their respective immediate family members and the second part imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) the employees listed on Appendix A (collectively, “Covered Persons”), and (iii) certain other employees that the Company may designate from time to time as “Covered Persons” because of their position or responsibilities or their actual or potential access to material information. For purposes of this Policy, the term “employee” includes all employees, independent contractors, advisors and consultants of the Company.

PART I
1.Applicability

This Part I applies to transactions in any of the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company.

This Part I applies to all employees of the Company, all officers of the Company and all members of the Company's board of directors and their respective immediate family members (as defined below).

2.General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a)No director, officer or employee or any of their immediate family members may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Section 3(a) and (b) below.)

(b)No director, officer or employee or any of their immediate family members who knows of any material non-public information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s prior authorization (except to the extent providing such information is necessary for such person to fulfill the responsibilities of his or her job).

(c)No director, officer or employee or any of their immediate family members may purchase or sell any security of any other company, whether or not issued by such company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee or any of their immediate family members who knows of any such material non-public information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization (except to the extent providing such information is necessary for such person to fulfill the responsibilities of his or her job).

(d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the General Counsel\.
(e)All directors and Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below, including trading by their immediate family members.

(f)Due to the risk of inadvertent disclosure of material nonpublic information, you may not disclose or discuss any nonpublic information of the Company in any Internet chat room, message board or other Internet site (whether or not such site is specifically related to the Company).

(g)There are no exceptions for emergencies. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure or to meet a margin call) are not excepted from this Policy. If the employee, officer or director has material nonpublic information, the prohibition still applies. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to high standards of conduct.
3.Definitions

(a)Material. Insider trading restrictions come into play only if the information you possess is “material.” Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.
Information that could be material includes the following:
(i)significant changes in the Company's prospects;
(ii)significant write-downs in assets or increases in reserves;
(iii)developments regarding significant litigation or government agency investigations;
(iv)liquidity problems;
(v)changes in earnings estimates or unusual gains or losses in major operations;
(vi)major changes in management;
(vii)changes in dividends;
(viii)extraordinary borrowings;
(ix)award or loss of a significant contract;
(x)changes in debt ratings;
(xi)proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
(xii)offerings of Company securities;
(xiii)pending statistical reports (such as, consumer price index, money supply and retail figures, or interest rate developments);
(ix)significant legal exposure due to actual, pending or threatened litigation or governmental investigations;
impending bankruptcy or the existence of financial or liquidity problems;

(x)major changes to accounting methods or policies; and
(xi)significant cybersecurity risks and/or incidents, including vulnerabilities and breaches.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, you should presume it is material. If you are unsure whether information is material, you should consult with the Company’s General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b)Non-public. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public,” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the next trading day after the information was publicly disclosed before you can treat the information as public.
Non-public information may include:

(i)information available to a select group of analysts or brokers or institutional investors;
(ii)undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
(iii)information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (at least one trading day).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Company’s General Counsel or assume that the information is non-public and treat it as confidential.

(c)Immediate Family Member. The term “immediate family member” means your spouse, parents, natural and adopted children (or other minor dependents), siblings, mothers- and fathers in law, sons- and daughters-in-law and brothers- and sisters-in-law; provided, that such family member either (i) shares your household or (ii) whose transactions in securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities, or who is materially dependent upon you for financial support.

(d)Company’s General Counsel. The duties of the Company’s General Counsel include, but are not limited to, the following:

(i)assisting with implementation and enforcement of this Policy;

(ii)circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
(iii)pre-clearing all trading in securities of the Company by directors and Covered Persons in accordance with the procedures set forth in Part II, Section 3 below;
(iv)providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) below and any prohibited transactions under Part II, Section 4 below; and
(v)providing a reporting system with an effective whistleblower protection mechanism.

4.Exceptions

The trading restrictions of this Policy do not apply to the following:

(a)401(k) Plan. In the event that the Company incorporates the Company’s common stock as an investment alternative in its 401(k) plan, investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company's 401(k) plan. However, the trading restrictions will apply to your election to participate in the plan as well as elections you make under the 401(k) plan to (i) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock account, (ii) make an intra-plan transfer of an existing account balance into or out of the Company stock account, (iii) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company’s stock account balance, and (iv) pre-pay a plan loan if the pre-payment will result in allocation of funds to the Company stock account.

(b)ESPP. Purchasing Company stock through periodic, automatic payroll contributions to the 2018 Employee Stock Plan (the “ESPP”). However, electing to enroll in the ESPP, any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy.

(c)Options. Exercising stock options granted under the Company’s Amended and Restated 2009 Stock Incentive Plan or the 2021 Stock Incentive Plan for cash or the delivery to the Company of previously owned Company stock or on a net exercise basis. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options (as a result of which shares are sold by a broker to pay the exercise price or tax withholding or otherwise) are subject to trading restrictions under this Policy.

(d)Approved 10b5-1 Plans. The trading restrictions outlined above do not apply to transactions under an Approved 10b5-1 Plan (as defined below).
5.Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b)Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause, in accordance with applicable law. Any exceptions to the Policy, if permitted, may only be granted by the Company’s General Counsel and must be provided before any activity contrary to the above requirements takes place.
6.Inquiries
If you have any questions regarding any of the provisions of this Policy, please contact the Company’s General Counsel.

PART II

1.Blackout Periods

All directors and Covered Persons, as well as their immediate family members, are prohibited from trading in the Company's securities during blackout periods as defined below.

(a)Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at the close of the market two weeks before the end of each fiscal quarter and ending at the close of business on the next trading day following the date the Company's financial results are publicly disclosed. During these periods, directors and Covered Persons generally possess or are presumed to possess material non-public information about the Company's financial results.

(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which directors and/or Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify those persons affected.

(c)Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that:
(i)has been reviewed and approved in advance of the insider’s entering into such a plan by the Company’s General Counsel (or, if revised or amended, such revisions or amendments have been reviewed and approved by the General Counsel in advance of any such revision or amendment);

(ii)was entered into in good faith by the insider at a time when the insider was not in possession of material non-public information about the Company, and with respect to which the insider continues to act in good faith after it was entered into;

(iii)gives a third party the discretionary authority to execute such purchases and sales, outside the control of the insider, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(iv)complies with the other requirements of Rule 10b5-1, including, without limitation, as to required cooling-off periods, certifications from the insider, and otherwise.
2.Trading Window

Directors and Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect as set forth in Section 1(a) of this Part II. However, even during this trading window, a director or Covered Person who is in possession of any material nonpublic information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed until the trading window is re-opened.
3.Pre-clearance of Securities Transactions

(a)The Company requires all directors and Covered Persons to refrain from trading, and to cause their respective immediate family members to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company's securities.

(b)Subject to the exemption in subsection (d) below, no director or Covered Person, or any of their immediate family members, may purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Company’s General Counsel
(c)The Company’s General Counsel shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading one business day following the day on which it was granted. If the transaction does not occur during this period, pre-clearance of the transaction must be re-requested.
(d)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the director, officer or employee or any of their immediate family members should be instructed to send duplicate confirmations of all such transactions to the General Counsel.
4.Prohibited Transactions

(a)Directors and executive officers of the Company are prohibited from trading in the Company's equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
(b)Directors and Covered Persons, including any such person's immediate family members, are prohibited from engaging in the following unless advance approval is obtained from the Company’s General Counsel:

(i)Short-term trading. Failing to comply with the requirements of Section 16 of the Securities Exchange Act of 1934, the practical effect of which is the prohibition of purchases and sales of Company securities within a six month period;
(ii)Short sales. Selling the Company's securities short;
(iii)Options trading. Buying or selling puts or calls or other derivative securities on the Company's securities;
(iv)Trading on margin or pledging. Holding Company securities in a margin account or pledging Company securities as collateral for a loan; and
(v)Hedging. Entering into hedging or monetization transactions or similar arrangements with respect to Company securities.

(c)Post-Termination Transactions. U.S. federal securities laws continue to apply to your transactions in securities of B. Riley even after you have terminated service as an employee, officer or director. If you are in possession of material nonpublic information when your service terminates, you may not trade in securities of B. Riley until that information has become public or is no longer material.

5.Acknowledgment and Certification

All directors, officers and employees of the Company are required to sign the attached acknowledgment and certification.

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.